Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
DNB Financial Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of DNB Financial Corporation, of our report dated June 23, 2011, with respect to the statements of net assets available for benefits of the DNB First 401(k) Retirement Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years ended December 31, 2010 and 2009 and the related supplemental schedule of assets (held at end of year) as of December 31, 2010 and the related schedule of delinquent participant contributions for the year ended December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the DNB First 401(k) Retirement Plan.

/s/Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

June 23, 2011